                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmerisourceBergen Corporation Commission File Number: 333-61440


Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmerisourceBergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmerisourceBergen (as well as by AmeriSource and Bergen Brunswig) at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                         ASSOCIATE QUESTIONS AND ANSWERS
                             JULY 31, 2001 - UPDATE



1. Excerpted from Mike Kilpatrick's Update: "We have started Phase 2 of the integration, where the new, fact-based, Phase 1 information will be applied in building our new company. In this phase, integration projects will be established, Day-One activities readied, and planning for Phase 3 implementation completed." Question: Is Phase 2 where the decisions about who will be laid off occur?

     Phase 2 activities will focus on preparing the companies to integrate into AmeriSourceBergen. The timing of decisions regarding the future of specific positions will depend on the function or location involved. Some areas will be integrated faster than others. At this point it premature to guess on the timetable of decisions. An associate whose position is eliminated will receive a minimum of two months notice.

2. In the past 6 months we have been on the same curve as Bergen. With Bergen increasing value of more than 40% in stock price while AmeriSource has only increased more than 20%. Right now it seems that we are generating more value to Bergen stock compared to when we first heard about the merger. What do we expect or foresee the company merger doing to the value of AmeriSource stock and Bergen Stock?

     It is the Company's position that it is inappropriate for management to speculate on the stock price. You are encouraged to speak to a financial advisor regarding investment advice.

3. Will salaried employees who are eligible to receive a 'potential' performance bonus for FY 2001 receive that bonus if they are released/severed prior to September 30, 2001? Or, what if they complete FY 2001, but are released/severed prior to the bonus being actually paid? (Last year it was paid in December) Would that be added to their severance pay?

     Any compensation that has been earned but unpaid, including bonus, will be payable to an associate who is terminated without cause due to the merger. At this time, no layoffs associated with the merger are expected to occur before the end of this fiscal year. The timing of bonus payments has not yet been decided.

4. Will the merchandiser program still be in effect with the new merger? I understand that Bergen doesn't use merchandisers.

     No decisions have been made regarding the position of merchandiser in the new company. Bergen has a few associates that are categorized as merchandisers but they have moved many of those functions to the Retail Account Specialist position.

5. With Phase I of the integration process completed, will there be a release of the findings to the associates? When will Phase II begin?

     A summary of Phase I activities has been forwarded to the leadership groups of AmeriSource and Bergen Brunswig from Terry Haas, Sr. Vice President Strategic Integration. AmeriSource management is in the process of sharing the information with all associates. As you may know, Phase I activities focused on gathering data about each company's business processes and as a result, there is a clearer understanding of each company, an outline of Day-One activities, and a better understanding of potential synergy opportunities. Phase II has begun and is focused on taking the information gathered in Phase I and using the information to build the new Company. In addition, integration projects and migration plans will be established. Additional information on the activities in Phase II will be provided in future updates from Terry Haas as well as the integration updates from Dave Yost.

6. In the AmeriSource quarterly earnings call it was stated that holding a shareowners meeting does not have to wait for FTC approval to occur. What is the timeline for the shareowners meeting? Will the shareowners meeting for both companies be held in August?

     The shareowners meetings have not yet been scheduled; however, it is anticipated that they will take place before the end of August. The notice of the shareowners meetings will be provided to all shareowners prior to the meeting.


Additional Information About The Merger
---------------------------------------

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000. AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.